UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No 2)

Under the Securities Exchange Act of 1934

XRG, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)


98382P205
(CUSIP Number)


Olga Filippova
730 FIFTH AVENUE, 9TH FLOOR
NEW YORK, NY 10019
212-659-7790
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2004
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No 98382P205

1.	Name of Reporting Person

	Barron Partners LP

	I.R.S. Identification No. of Above Person

	431981699

2.	Check the Appropriate Box if a Member of a Group  (a)  [ ]

	(a)  [    ]
	(b)  [ x ]

3.	SEC Use Only

4.	Source of Funds

	WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e) [    ]

6.	Citizenship or Place of Organization

	Delaware

Number of			7.	Sole Voting Power
Shares Beneficially Owned		8,416,667 shares of Common Stock
By Each				8.	Shared Voting Power
Reporting 					0
Person With			9.	Sole Dispositive Power
						8,416,667 shares of Common Stock
				10.	Shared Dispositive Power
						0
				11.	Aggregate Amount Beneficially Owned
					by Each Reporting Person
						8,416,667 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares

	[    ]

13.	Percent of Class Represented by Amount in Row (11)

	58.0% of the Common Stock of the Issuer

14.	Type of Reporting Person

	PN

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $0.001 per share, (the "Common Stock") of XRG, INC., a Delaware corporation (the "Issuer") having its principal executive offices at 5301 Cypress
Street, Suite 111, Florida 33607

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is filed by Barron Partners LP, a Delaware Limited
Partnership (the "Reporting Person"), whose business address is 730 Fifth Avenue, 9th Floor, New York, NY 10019.

The Reporting Person is principally engaged in making investments.

The General Partner of the Reporting Person is Barron Capital Advisors LLC, a Delaware Limited Liability Company, (the "General Partner"). Andrew Barron Worden is the managing member of the General Partner.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable

ITEM 4.	PURPOSE OF TRANSACTION.


The Reporting Person acquired and maintains its interest in the Issuer primarily for investment purposes.

At the request of the Issuer and in order to assist the Issuer with its short-term liquidity requirements, the Reporting Person has recently advanced approximately $2.37 million to the Issuer in the form of short-term (all to be repaid by May 2005) loans secured by substantially all of the Issuer's assets. As a result of these loans, the Reporting Person has an increased interest in the financial condition and business prospects of the Issuer, resulting in more frequent communications with the Issuer. The Issuer has recently engaged a business consultant, referred to the Issuer by the Reporting Person, to provide management services to the Issuer.

Depending on price, availability, market conditions and other factors that may affect its investment judgment, the Reporting Person may acquire or dispose of the Issuer's securities in the open market or otherwise. Additionally, the Reporting Person may make additional advances to the Issuer if the Issuer requests them, but has no obligation or understanding with the Issuer to provide the Issuer with additional financing.

The Reporting Person reserves the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of
Item 4 of the instructions to Schedule 13D, to the extent such actions are deemed advisable.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

n/a

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of the Reporting Person, other than as described in Items 3, 4 and 5 above, there are no contracts, arrangements, understandings of relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURE1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2005


______________________________
/s/ ANDREW BARRON WORDEN
Signature


Andrew Worden, Managing Member of the General Partner of Barron
Partners LP